

10033277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
MAY 25 2010
Washington, DC
110

SEC FILE NUMBER
8-67608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARDT GROUP Investor Sevices, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, Suite 1550
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Williams 415-492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens, PC
(Name – *if individual, state last, first, middle name*)

546 Fifth Avenue	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Landle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARDT Group Investor Services LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL N. SCHATTEN
NOTARY PUBLIC, State of New York
No. 02SC6066586
Qualified in New York County
Commission Expires Oct. 6, 2011

Signature

President of HARDT Group Advisors, Inc (100% owner of HGIS, LLC)

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)

Financial Statements and Supplementary Information

From January 23, 2007 (Date of Inception) to December 31, 2009

These Financial Statements and Supplementary Information should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)

Contents

December 31, 2009



An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT AUDITOR

To the Member of
HARDT GROUP Investor Services, LLC
(A Development Stage Company)

We have audited the accompanying statement of financial condition of HARDT GROUP Investor Services, LLC, (a development stage company, "the Company"), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2009 and from inception (January 23, 2007) of the development state through December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HARDT GROUP Investor Services, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended and from inception (January 23, 2007) of the development state through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MSPC

MSPC Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
May 21, 2010

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
Member of the American Institute of Certified Public Accountants Center for Public Company Audit Firms and Private Companies Practice Section.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Statement of Financial Condition

December 31, 2009

ASSETS

Cash	$ 14,574
Other assets	990
Total assets	$ 15,564

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 5,888
Member's equity:	
Capital contributions	85,000
Deficit accumulated during the development stage	(75,324)
Total member's equity	9,676
Total liabilities and member's equity	$ 15,564

See accompanying notes and report of independent auditor.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Statements of Operations

For the Year Ended December 31, 2009 and
from Inception (January 23, 2007) of Development Stage to December 31, 2009

	2009	Development Stage Inception (January 23, 2007) until December 31, 2009
Revenue	$ -	$ -
Expenses:		
Professional fees	12,513	63,531
Registration expense	346	6,055
Dues and subscriptions	989	4,529
Insurance expense	475	1,057
General and administrative expenses	-	152
Total expenses	14,323	75,324
Net loss	$ (14,323)	$ (75,324)

See accompanying notes and report of independent auditor.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Statements of Changes in Member's Equity

from Inception (January 23, 2007) of Development Stage to December 31, 2009

Member's contributions - February 26, 2007	$ 50,000
Member's contributions - September 7, 2007	5,000
Net loss	(28,396)
Balance at December 31, 2007	26,604
Member's contributions - June 26, 2008	15,000
Net loss	(32,605)
Balance at December 31, 2008	8,999
Member's contributions - January 15, 2009	15,000
Net loss	(14,323)
Balance at December 31, 2009	$ 9,676

See accompanying notes and report of independent auditor.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Statements of Cash Flows

For the Year Ended December 31, 2009 and
from Inception (January 23, 2007) of Development Stage to December 31, 2009

	2009	Development Stage Inception (January 23, 2007) until December 31, 2009
Cash flows from operating activities:		
Net loss	$ (14,323)	$ (75,324)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase (decrease) in operating assets:		
Prepaid expenses	42	(990)
Increase in operating liabilities:		
Accounts payable and accrued expenses	2,138	5,888
Net cash used in operating activities	(12,143)	(70,426)
Cash flows from financing activities:		
Member's contributions	15,000	85,000
Net increase in cash	2,857	14,574
Cash at beginning of period	11,717	-
Cash at end of period	$ 14,574	$ 14,574

See accompanying notes and report of independent auditor.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Notes to Financial Statements

December 31, 2009

1 Organization and Nature of Business

HARDT GROUP Investor Services, LLC (the "Company"), was organized in the state of New York on January 23, 2007. The Company is 100% owned by HARDT GROUP Advisors, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and was organized as a single member limited liability company principally to engage in private placement activity (Reg D) with an average size of $10,000,000.

The Company has been a development stage company since date of inception. Since inception, the Company's activities have been limited to administrative and filing its regulatory reports.

2 Summary of Significant Accounting Policies

Securities Transactions
The Company records income from proprietary securities transactions and the related revenue and expenses on a trade-date basis.

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in income.

Basis of Accounting
The Company is currently a development stage company reporting under provisions of Accounting Standards Codification 915. The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk
The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes
No provision for federal, state and local income taxes has been made since the Company is a disregarded entity for tax purposes because it is a single member limited liability company.

(Continued)

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Notes to Financial Statements

December 31, 2009

3 Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $8,686, which exceeded its requirement of $5,000 by $3,686. The Company's aggregate indebtedness to net capital ratio was .47 to 1.

4 Subsequent Events

The Company's management has evaluated subsequent events through the date these financial statements were available to be issued.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Member's capital	$ 9,676
Deductions - non-allowable assets	990
Net capital before haircuts on security positions	8,686
Less haircuts on security positions	-
Net capital	8,686
Minimum net capital requirement	5,000
Excess net capital	$ 3,686

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 8,686
Net capital per above	$ 8,686

See report of independent auditor.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company, pursuant to Regulation 240-15c3-3 (k)(2)(ii), is a general broker-dealer that is exempt from reporting requirements of Rule 15c3-3 as it is an introducing broker-dealer only and does not carry customer accounts.

See report of independent auditor.



An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
HARDT GROUP Investor Services, LLC
(A Development Stage Company)

In planning and performing our audit of the financial statements and supplemental schedules of HARDT GROUP Investor Services, LLC, (the "Company") as of and for the year ended December 31, 2009 and from inception (January 23, 2007) of the development state through December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.



MSPC Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
May 21, 2010